FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Room 213 to 215, Block 8
No. 1150 Luochuan Middle Road
Shanghai 200072, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
Second Quarter 2011 Financial Results

~ Company Beats Second Quarter Revenue & Net Income Guidance Forecast ~
~ 2Q11 Revenue Increased 53.4% to RMB239.3million from RMB156.0 million in 2Q10 ~
~ 2Q11 Net Income Increased 28.0% to RMB45.6 million from RMB35.6 million in 2Q10 ~

Shanghai, China, August 22, 2011 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the second quarter ended June 30, 2011.

James Hong, Founder, Chairman, CEO and Chief Designer, commented, “Our second quarter performance was driven by a combination of sales volume growth and total store growth, both at the distributor level.  We opened 7 self-operated flagship stores in the second quarter and expect to open another 18 in the second half of the year.  In addition to increasing our future revenue and profit performance, we believe the opening of new flagship locations is important for overall growth as it will also provide greater confidence to distributors and motivate them to open additional stores more rapidly on their own.”

“At our distributor store locations, we experienced double digit increases in several areas.  Average wholesale selling prices per unit increased nearly 13.8% to RMB104 compared to RMB92 in the second quarter of 2010, the total number of units sold to our distributors increased 39.8% to 2.3 million compared to 1.6 million in the second quarter of 2010 and average wholesale revenue per distributor-operated store increased 32.3% to RMB198,000 compared to RMB150,000 in the second quarter of 2010.  We also recently raised our wholesale prices at the distributor level for our Fall/Winter collection which we expect will result in improved gross profit margin in the second half of 2011.”

“Going forward, we look forward to continuing our efforts with a focus on expanding our distribution network coverage, strengthening our design capabilities, rolling out our flagship store network and furthering our marketing activities. We are confident with our efforts to establish Zuoan as a leading domestic menswear brand in China’s fast growing fashion casual menswear market.”

Second Quarter 2011Financial Performance

Revenue for the second quarter was RMB239.3 million ($37.0 million), a 53.4% increase from RMB156.0 million ($24.1 million) in the same period last year.  The increase in revenue was driven by distributor sales volume.  Second quarter distributor sales increased 59.1% to RMB237.0 million compared to RMB148.9 million in the second quarter of 2010. A total of 37 distributor stores and 7 self-operated flagship stores were opened in the second quarter of 2011, resulting in a total of 1,167 store locations at the end of June 30, 2011 compared to 1,123 store locations at the end of March 31, 2011 and 1,026 store locations at the end of June 30, 2010.

Cost of sales increased 53.4% to RMB141.2 million ($21.8 million) in the second quarter of 2011 from RMB92.0 million ($14.2 million) in the same quarter of 2010, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales remained at 59.0% in the second quarter of 2011 from the second quarter of 2010.

Gross profit in the second quarter of 2011 increased 53.3% to RMB98.1 million ($15.2 million) from RMB64.0 million ($9.9 million).  Second quarter 2011 gross profit margin remained flat at 41.0% compared to the same period last year, primarily due to the Company’s efforts to effectively control the unit cost of its products as well as maintaining the same cost-based pricing strategy

Selling and distribution expenses increased 48.8% to RMB19.1 million ($3.0 million) in second quarter of 2011 from RMB12.9 million ($2.0 million) in the same period last year, mainly due to (i) an increase in renovation costs and cost of fittings for the distributors’ existing retail stores and new normal and flagship stores and (ii) an increase in direct flagship stores expenses.

Administrative expenses in the second quarter were RMB15.6 million ($2.4 million), or 6.5% of revenue, compared to RMB5.7 million ($0.9 million), 3.7% of revenue in the same period last year. This percentage increase was primarily due to an increase in the directors’ remuneration, staff salaries, legal professional fees and equity-settled employee benefit expenses since the Company’s U.S. IPO.

Effective tax rate in the second quarter was 27.6% compared to 18.5 % in the prior year period.

Net income for the second quarter of 2011 increased 28.0% to RMB45.6 million ($7.0 million) from RMB35.6 million ($5.5 million) in the same period last year.  Second quarter net income as a percentage of revenue was 19.0% compared to 22.8% in the prior year period.

Diluted earnings per share decreased to RMB0.41 ($0.06) in the second quarter of 2011 from RMB0.43 ($0.07) in the second quarter of 2010. The Company’s diluted number of shares outstanding increased 28.4% to 111.3 million in the second quarter ended June 30, 2011 compared to 86.7 million in the 2010 second quarter period.

As of June 30, 2011, the Company had cash, cash equivalents of RMB716.5 million ($110.9 million), compared to RMB734.3 million ($113.6 million) as of March 31, 2011.  Net cash used in operating activities was RMB1.2 million ($0.2 million) in the three months ended June 30, 2011, down from RMB44.8 million ($6.9 million) in the three months ended June 30, 2010.

Outlet Type:	2Q2010	2Q2011
Direct Stores	32	0
Distributor and Sub-distributor Stores	994	1,145
Company-Operated Flagship Stores	0	7
Distributor-Operated Flagship Stores	0	15

Total:	1,026	1,167

Financial Outlook

For the third quarter of 2011, the Company currently anticipates revenue in the range of RMB410-RMB430 million ($63.4-$66.5 million), gross margin of approximately 43-44%, net income of approximately RMB80.1-RMB84.3 million ($12.4-$13.0 million) and basic and fully diluted EPS of approximately RMB0.72 ($0.11) - RMB0.76 ($0.12).  The Company expects to have approximately 111.3 million number of shares (27.8 million ADSs) outstanding during the quarter ending September 30, 2011.

For the full year 2011, the Company currently anticipates revenue in the range of RMB1.16-RMB1.2 billion ($179.5-$185.7 million), net income of approximately RMB235.2-RMB244.0 million ($36.4-$37.8 million) and basic and fully diluted EPS of approximately RMB2.1 ($0.33) - RMB2.2 ($0.34).

Zuoan expects to open approximately 12 and 6 self-operated flagship stores in the third and fourth quarters, respectively.  Approximately 60-70 new retail stores and 12 flagship stores are expected to be opened by distributors in the third quarter of 2011.

Conference Call Information

Zuoan’s management will host an earnings conference call on August 22, 2011 at 9:00 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-201-689-8471.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through August 29, 2011.  Listeners may access the replay by dialing #1-858-384-5517, access code: 377427.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.4635 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2011.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 27 of China’s 32 provinces and municipalities.  As of June 30, 2011, Zuoan had 1,167 stores located in China.

Unaudited Financial Information

Except for certain audited consolidated financial information as of or for the year ended December 31, 2010 included in the Company’s 20-F filed with the SEC on June 27, 2011, the financial information included herein is unaudited, consolidated and prepared in accordance with U.S. GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included herein should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included herein is not necessarily indicative of our results for any future period.

Forward-Looking Statements

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy and statements about industry trends and Zuoan Fashion Limited’s future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, among other things, those relating to our anticipated growth strategies, our future business development, our ability to promote our brand based on consumer preference or demand, our relationship with distributors and sub-distributors, and trends and competition in the fashion casual menswear industry. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended June 30			Six Months ended June 30
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	155,999	239,278	37,020	302,821	450,803	69,746
Cost of goods sold	(92,049)	(141,213)	(21,848)	(177,799)	(264,776)	(40,965)
Gross profit	63,950	98,065	15,172	125,022	186,027	28,781
Other income	201	566	88	351	964	149
Selling, marketing and distribution expenses	(12,858)	(19,129)	(2,960)	(29,934)	(29,490)	(4,563)
General and administrative expenses	(5,717)	(15,579)	(2,410)	(13,862)	(27,388)	(4,237)
Finance costs	(1,883)	(969)	(150)	(3,622)	(1,914)	(296)
Profit before taxation	43,693	62,954	9,740	77,955	128,199	19,834
Income tax expenses	(8,094)	(17,391)	(2,691)	(21,180)	(34,814)	(5,386)
Profit after taxation	35,599	45,563	7,049	56,775	93,385	14,448

Other comprehensive (loss)/profit: Foreign exchange difference arising from translation of foreign currency financial statements	232	(2,472)	(382)	187	(2,962)	(458)
Total comprehensive income for the periods	35,831	43,091	6,667	56,962	90,423	13,990

Earnings per share (RMB):
Basic earnings per share	0.44	0.41	0.06	0.71	0.91	0.14
Diluted earnings per share	0.43	0.41	0.06	0.69	0.89	0.14

Weighted average basic no. of shares (‘000)	80,000	110,723		80,000	103,147
Weighted average diluted no. of shares (‘000)	86,723	111,279		86,321	104,634

Note:
Diluted earnings per share for the three months and six months ended June 30, 2010 are pro forma result as adjusted to reflect the dilutive impact of the convertible loans assuming that would be issuable.  Pro forma diluted earnings per share for the three months and six months ended June 30, 2010 reflects an adjustment to increase profit after taxation by approximately RMB1,460,000 and RMB2,921,000 for the effect of the interest related to the convertible loans.

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of June 30
(in thousands)	2010	2011	2011
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	2,720	9,021	1,396
Deferred offering costs	5,757	-	-
	8,477	9,021	1,396
Current assets
Inventories	22,339	30,307	4,689
Trade and other receivables	249,857	226,164	34,991
Prepayments	2,313	5,242	811
Fixed deposits – pledged	1,054	1,554	240
Cash and cash equivalents	367,731	716,509	110,855
	643,294	979,776	151,586
Total assets	651,771	988,797	152,982

EQUITY AND LIABILITIES

Share capital	134	184	28
Share premium	129,599	419,916	64,967
Reserves	19,360	21,218	3,283
Retained profits	314,610	407,995	63,123
Total equity	463,703	849,313	131,401

LIABILITIES

Current liabilities
Trade and other payables	70,582	78,099	12,083
Interest-bearing bank borrowings	56,700	43,600	6,746
Convertible loans	40,961	-	-
Current income tax payable	19,825	17,785	2,752
Total liabilities	188,068	139,484	21,580

Total equity and liabilities	651,771	988,797	152,982

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Six months ended June 30
	2010	2011	2011
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	77,955	128,199	19,834
Adjustments for :
Depreciation of property, plant and equipment	326	634	98
Equity-settled employees benefit expenses	-	4,820	746
Interest expenses on bank borrowings	701	1,914	296
Interest expense on convertible loans	2,921	-	-
Interest income	(351)	(964)	(149)

Operating profit before working capital changes	81,552	134,603	20,825
Increase in inventories	(28,195)	(7,968)	(1,233)
Decrease in trade and other receivables	61,264	23,693	3,666
Decrease/(Increase) in prepayments	(1,962)	2,828	438
(Increase)/Decrease in fixed deposits pledged	929	(500)	(77)
Increase/(Decrease) in trade and other payables	(23,638)	10,540	1,631
Cash generated from operations	89,950	163,196	25,249
Interest paid	(701)	(1,914)	(296)
Income tax paid	(26,619)	(36,854)	(5,702)
Net cash generated from operating activities	62,630	124,428	19,251

Cash flows from investing activities
Acquisition of property, plant and equipment	(4)	(6,935)	(1,073)
Interest received	351	964	149
Net cash (used in)/generated from investing activities	347	(5,971)	(924)

Cash flows from financing activities
Bank loans obtained	40,900	41,550	6,428
Repayment of bank loans	(14,750)	(54,650)	(8,455)
Issuance of ordinary shares	-	40	6
Net IPO proceeds	-	243,381	37,655
Convertible loan obtained	19,505	-	-
Net cash generated from financing activities	45,655	230,321	35,634

Net increase in cash and cash equivalents	108,632	348,778	53,961
Cash and cash equivalents at beginning of the periods	141,569	367,731	56,893
Cash and cash equivalents at end of the periods	250,201	716,509	110,855

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: August 22, 2011	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer